株式会社 日本格付研究所

最終更新日：2013 年 7 月 1 日

業種別格付方法

【損害保険】

　本稿は、主に国内の損害保険会社を対象としている。損害保険会社の格付は、損害保険事業の特性、事業基盤、経営陣・経営方針、業績、運用、流動性、資本の充実度、財務上の柔軟性、リスク管理に着目して行っている。海外の損害保険会社、損害保険グループなどについては、所在地の法会計制度、金融行政のあり方などを踏まえ、分析指標などに関して、必要な調整を加えるなどした上で、本格付方法を準用する。また、官民共に関与する家計地震制度の一環である日本地震再保険株式会社については、制度のあり方に注目し、分析指標に必要な調整を加えて、本格付方法を準用する。

1. 事業基盤
   (1) 産業の特性

　　損害保険会社の主要商品は、自動車保険、火災保険、海上保険などであり、損害保険市場の動向は、経済活動の活発さや、国内経済の成長に大きく影響を受けるほか、特に台風や地震などの自然災害にかかわる保険支払額の水準により、大きく変動する可能性がある。我が国の経済規模、経済活動の制約から、伝統的な損害保険の需要の成長には限界がある中、価格競争が進んできており、価格の見直しや事業効率の向上が収益性の改善に必要となっている。リテール分野においては、主力種目である自動車保険などについて、損害保険料率算出機構による参考純率を参照した機動的な価格の変更が行われないと、収益性が圧迫される。より個別性の強い企業分野の損害保険については、リスクベース経営の定着に基づく妥当な価格設定に基づく競争が展開されることがないと、収益性の圧迫につながる。国内における損害保険業の事業環境は厳しく、主力種目である自動車保険などについては、高齢化などを背景に事故発生率が高まっている。3 大損害保険グループが正味収入保険料ベースで市場の約 9 割を占めるなど、業界再編が進捗したことを考慮すれば、価格競争を抑制する下地は出来つつある一方で、代理店を中心とする従来型の事業モデルを有する損害保険会社にとっては、成長が続くダイレクト型の損害保険会社などとの競合が激化する可能性も否定はできない。損害保険グループ、損害保険会社にとって、システム体制の整備などを核に業務品質を向上させ、これを競争力強化や業務効率化に繋げ、収益構造を改善することが重要である。

　　国内事業に加え、先進国に拠点を置く海外損害保険会社の買収も含め、中核的な収益源の多様化・リスク分散を進めている損害保険グループがあるものの、複数の損保グループの事業基盤・収益基盤は、国内損保事業に大きく依存している。複数の損害保険グループ、損害保険会社が諸リスク削減施策を採ったものの、引き続き比較的大きな政策株式に係る価格変動リスク、巨大災害リスクなどにさらされている。

　　損害保険会社は、金融庁により監督され、リスク対比のバッファーの充実度を示すソルベンシー・マージン（SM）比率の算出が義務付けられ、SM 規制が損害保険会社のリスク管理を促進することに一定程度貢献しているものの、早期是正措置の発動基準である 200％を上回る SM 水準において破綻した損害保険会社が見受けられる。今後、SM 比率の算出基準の見直しが行われ、さらに財務健全

性の実態が掌握し易くなることも想定される。

（2）　市場地位、競争力のポイント

　　顧客基盤、商品構成、市場の特性、販売チャネル体制、事業の多角化の状況、ニッチ市場か否かなどを分析の対象とする。競争力の源泉の例としては、顧客の信頼につながるブランド力、収益性を犠牲にせずに価格競争力を発揮し得る高い事業効率、優良顧客へのアクセスを可能とする販売チャネルなどを有していることが挙げられる。

　　商品については、収益性、リスクプロフィール、商品ポートフォリオの分散などの観点から分析する。保険商品は特許の対象ではなく、売れ筋を開発すると競合他社に追随されることが多く、商品性で差別化することは容易ではない。

　　損害保険会社では、規模の利益が大規模な IT 投資を伴う事業基盤強化などを可能にする側面がある。競合する損害保険会社が同種類の商品を販売している場合、規模が大きければ規模の利益などに起因する他社より高い事業効率が競争力の源泉となりうる。

　　一方で、規模が成功を保証しているわけではない。特定市場において競合他社の攻勢を防御できるようなニッチプレーヤーが将来にわたり収益力を発揮する可能性もある。特定顧客基盤や特定販売チャネルに訴求力のある高い保障内容、サービスを効果的かつ柔軟に捉えることで、商品、サービスの付加価値を高め、リスク調整後リターンを犠牲にしないで特定のニーズを有した契約者を引き付けるケースも想定される。

　　販売チャネルについては、チャネル毎の特定損害保険会社との結びつきの強さ、多様化の状況、コスト効率などの観点から分析する。分析対象の損害保険会社が、十分な内部管理態勢の下で、各販売チャネルから継続的に良質な保険契約を獲得しているか否かを評価する。

（3）　経営戦略、経営方針

　　経営資源配分などは経営陣がコントロールしうる内的要因であり、事業の競争力や収益性、財務力に影響を及ぼす。戦略の内容、事業の有効性、財務リスクへの耐久力などと言った観点から経営陣のビジョンの有効性や戦略履行能力などを分析する。経営陣による的確なリスクの認識に加え、リスク管理を重視する文化が組織に根付いているかも重要なポイントである。

2．　財務基盤
（1）　収益力

　　業績を評価するに際し、各保険会社の戦略に裏付けられた競争力を利益に繋げる能力に着目する。損害保険会社の収益力は、内部留保を介して資本強化にも繋がり、財務基盤評価の主要な指標の一つである。多くの経営陣は収益指標を主要な戦略目標としており、こうした目標の妥当性や戦略の履行能力、つまりは経営陣の能力が、収益に反映されていると考えられる。

　　JCR は、業績の実額、成長性、質などの観点から、保険会社を分析する。収益分析は過去の収益傾向と将来収益、さらに収益の安定性も対象とする。

収益力に関する分析指標については、総資産利益率や、当該保険会社の財務構造に影響されることに留意した上で、自己資本利益率などを参考にする。さらに主要種目別と総合的な損害率、事業費率、コンバインドレシオや収入保険料の伸びなどに注目する。収益力を判断する際に、各社のプライシング力、アンダーライティング力や事業効率を考慮しながら、損害率や事業費率などの現状、展望を分析、評価する。こうした諸指標は、競争環境を考慮した上で、絶対水準だけでなく、競合他社との比較分析も実施する。

台風、地震などの巨大な自然災害リスクについては、巨額なグロスの保険金支払いにつながる可能性があるが、各損害保険会社は、再保険スキームを手当てし、回収再保険金を勘案したネットの支払額をコントロールしている。また、収益面では、異常危険準備金の取り崩しにより、期間損益のボラティリティを抑制している。

運用関係利益に関しては、利付債券からの利息収入などを中心に分析する。事業効率に関しては、事業費構造の変化、更改率、価格政策などにも注目する。また、キャピタル損益に関しては、多くの場合経常的に計上できるものでないことを分析上反映する。

JCR では、収益力評価において各種目に係わるリスク水準を考慮している。商品の多様化に伴い、各商品によってリスクの担保範囲の相違などが存在し、単純な指標比較は誤解に繋がる可能性があるので、担保するリスク水準の相違なども分析する際に考慮する。また、貯蓄性商品に関しては、商品特性から、運用環境により収益構造が歪められる可能性も考慮して分析する。また、収益の安定性・収益源の多様化の状況などを考慮し、収益の質の判断の基礎とする。

格付には、将来的な業績も織り込むが、その際、過去の業績傾向に加え業界環境や経営戦略の変化が、保険会社の収益構造の変化をもたらす可能性も考慮する。また、競合他社より高いリスクプロフィールをもって、足元では高収益を上げている保険会社も存在し得るので、リスク調整後のリターンに注目し、高リスク商品の財務への影響についても考慮する。

（重視する指標）

- ROA
- 収入保険料
- 損害率
- 事業費率
- 収支残率（またはコンバインドレシオ）

(2) 資産の質などのリスクプロフィール

損害保険会社は、主力商品の保険金支払いが予測しやすい特性を活かし、一定の運用リスクを採っており、各損害保険会社によって、資産配分、各資産のリスクプロフィール及びリターンは様々である。保険会社が負債特性に合った運用を行うことで金利リスクを抑制しながら、リスク調整後リターンを確保しているか分析する。運用スタイルあるいは運用資産のタイプによって、リスクプロフィールと投資リターンが異なることを考慮し、ALM やリスク管理の技術、運用資産の構成、金融デリバティブなども分析対象とする。運用資産を資産の質だけでなく分散効果などの観点からも評価する。

（重視する指標）

■　主要資産の構成比

(3)　流動性

　　流動性に関しては、シナリオテストを含め巨大自然災害が発現した場合の流動性の十分性について分析する。また、金融市場などのストレスシナリオの下でも、迅速な保険金支払いを可能とする流動性を確保しているかを分析する。

（重視する指標）

■　（現預金・国債などの）流動性水準

(4)　資本の充実度

　　資産負債の一体的な時価評価（経済価値ベース）を踏まえた実質自己資本の充実度を評価するのに加え、現行規制上の指標も参考にしている。実質自己資本の充実度を評価する際に勘案するリスクとしては、資産運用リスク、保険引受リスク、オペレーショナルリスクなどが挙げられる。各保険会社の内部モデルに基づく資産負債の一体的な金利リスクなども注目する。資産負債の一体的な時価評価方法は、各社間で完全に同一ではないと考えられることから、各社の計測方法の特性にも留意しつつ、内部管理上の諸数値を評価の対象とする。

　　安定的かつ強力な収益力をもって内部留保を進める力は自己資本の充実の評価にプラスに働く。資本のニーズが高い保険グループに関しては、それを考慮した上で、自己資本の充実度を評価する。グループとしてのリスクベースの資本管理を行っている損害保険グループがあるが、JCR は、グループベースの資本管理のあり方にも注目していく。また、テールリスクをどこまで織り込んだ上で、リスクバッファーが充実されているのかにも注目している。

　　現行規制上の指標を参考とする際の修正自己資本としては、自己資本（社外流出控除後）価格変動準備金、異常危険準備金その他有価証券評価差益などを考慮する。また、その他有価証券評価差益などを除いた中核資本の水準にも注目している。さらに、株式の含み損益に関しては、単年度の実績値のみでなく、ストレステストを実施している。負債と資本の中間的な性質を有するハイブリッド証券についても、資本の充実度の分析に織り込んでいる。株式に係わる価格変動リスクに関しては、長期にわたる株式の価格推移を考慮しボラティリティに基づいたリスク係数を設定している。

（重視する指標）

■　自己資本比率

(5)　財務上の柔軟性

　　大きな資金ニーズがある時に、機動的に種々の市場で資金調達できる能力を評価する。それに加え、多大な含み益を有している場合に、事業基盤を毀損することなく、その含み益を実現することができるか否かにも着目する。また、将来にわたる内部留保の創出能力も財務上の柔軟性として評価する。

(6) リスク管理態勢

　収益リスク経営管理を核とした経営戦略の全社への浸透度合いなどを評価する。具体的には、社内でのリスク許容量と整合的なリスク選好度の浸透、共有化の度合い、トップマネジメントによるリスク経営管理態勢の支援状況、リスク管理プロセスを組み込んだ社内体制、事業部門レベルでのリスク認識の取り組み方などを評価する。また、リスクガバナンスをリスク管理機能の統治および組織構造などの観点から分析する。さらに、リスク管理態勢の社内での一体性、リスクの測定／モニターの適切性、リスク種類ごとの警告水準とリスク上限についても評価する。新たに顕在化したリスクのタイムリーな掌握、新たに顕在化したリスクの抑制、新たなリスクの顕在化を受けた教訓の活かし方などの諸観点から、各保険会社の不測のリスクが顕在化した際の対応についても分析する。

　所要資本と経済資本の各リスクへの配分、経済リスクリターン指標に基づいた戦略面の施策、戦略面の施策の規制上の所要自己資本に与える影響の掌握、事前に定められたリスク許容範囲内での戦略的な資本配賦、保険商品のリスクリターンの考察に基づくリスク調整後の価格設定、リスクリターン分析の結果の当初の想定との乖離を受けた保険契約の売り止め／価格の見直し、リスクリターンに関する決定を最適化するプロセスに基づく資本計画などの諸観点から、リスク調整後リターンの最適化に向けた戦略についても評価する。

以　上


株式会社 日本格付研究所
Japan Credit Rating Agency,Ltd.
信用格付業者　金融庁長官（格付）第 1 号
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